Mail Stop 3561

September 28, 2007

David J. Meyer, Chief Executive Officer
Titan Machinery Inc.
4876 Rocking Horse Circle
Fargo, North Dakota 58104-6049

>   **Re: Titan Machinery Inc.**
>   **Amendment No. 1 to Registration Statement on Form S-1**
>   **Filed August 30, 2007**
>   **File No. 333-145526**

Dear Mr. Meyer:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note a number of blank spaces throughout your registration statement for information that you are not entitled to omit pursuant to Rule 430A under the Securities Act, including the price range and related information based on a bona fide estimate of the public offering price within that range. Please allow us sufficient time to review your complete disclosure prior to any distribution of preliminary prospectuses.

2. Please review your disclosure, particularly your Business section, and ensure that you identify the source for the statements you provide. Currently, you include

many factual statements, but you have not necessarily indicated whether the source of this information is based upon management's belief, industry data, reports, articles, or any other source. If the statements are based upon management's belief, please indicate that this is the case and include an explanation for the basis of that belief. Alternatively, if the information is based upon reports or articles, please provide these documents to us appropriately marked and dated. The following are <u>examples only</u> of the statements for which you need sources:

- "Farmers are currently enjoying historically strong economic fundamentals, which is driven in part by growing global demand for agricultural commodities, due in part to renewable energy and economic growth in developing countries." Our Industry, page 2.

- "In recent years, short-term lease programs and commercial rental agencies for agricultural and construction equipment have expanded significantly in North America." Risk Factors, page 11.

- "We own and operate one of the largest networks of full service agricultural and construction equipment stores in North America. We are the world's largest retail dealer of Case IH Agriculture equipment and a major retail dealer of New Holland Agriculture, Case Construction and New Holland Construction equipment in the U.S." Summary, page 1 and Overview, page 25.

- "Agricultural equipment is purchased primarily for the production of food, fiber, feed grain and renewable energy. It is also purchased for home and garden applications and maintenance of commercial, residential and government properties. Total revenue for U.S. farm and garden equipment dealers was $55.4 billion in 2006 and is projected to grow to $58.2 billion by 2012, as adjusted for inflation. Deere & Company, CNH and AGCO Corporation are the largest global manufacturers and supply a full line of equipment and parts that address the primary machinery requirements of farmers. In 2006, revenue from agriculture operations was $10.2 billion for Deere & Company, $7.8 billion for CNH and $5.4 billion for AGCO." Agricultural Equipment Industry, page 43.

Please also revise these statements to indicate by what measure you believe that you, for example, have the largest network or are the world's largest retail dealer.

<u>Outside Front Cover of Prospectus</u>

3. On this page, you state that you have applied to have your common stock approved for quotation on the Nasdaq Global Market. Here, and throughout your

>   document as applicable, please disclose that there is no guarantee that the
>   Nasdaq Global Market will accept your application and no guarantee that your
>   common stock will be quoted.

Table of Contents

4. The forepart of your document should consist only of the cover page, summary,
    and risk factors. Please move the paragraphs beneath the table of contents to
    another, more appropriate location in your prospectus.

Summary, page 1

5. Please remove all defined terms in the forepart of your document, specifically in
    the initial italicized paragraph of your Summary section. All defined terms in
    this part of your document should be clear from their context and, if they are not
    clear, please revise to make them so.

6. The Summary section is intended to provide a brief overview of the key aspects
    of your offering. Currently, your Summary is too long and repeats much of the
    information fully discussed in the body of your document. For example, you
    should consider removing or substantially shortening one or more of your Our
    Company, Titan Operating Model, Our Industry, Our Business Strengths, and
    Our Growth Strategy subsections. Please note that the Summary is only intended
    to provide a brief snapshot of the offering. See Instruction to Item 503(a) of
    Regulation S-K.

Summary Financial Data, page 6

7. Please revise your reconciliation to reconcile to net income as opposed to income
    from operations. Please disclose the reasons why "adjusted EBIT" provides
    useful information to investors. In this regard, please disclose specifically how
    management uses this measure to conduct or evaluate its business; including the
    economic substance behind management's decision to use such a measure. If
    management does not use such a measure to conduct and/or evaluate, please
    indicate this fact in your disclosure and tell us why you are presenting this as a
    performance measure given the lack of use by management. Finally, please also
    disclose the manner in which management compensates for the material
    limitations of adjusted EBIT as compared to net income. See Questions 8 and 15
    of "Frequently Asked Questions Regarding the Use of Non-GAAP Financial
    Measures" available on our website at www.sec.gov/divisions/corpfin/faqs/
    nongaapfaq.htm

Risk Factors, page 8

8. Please note that the Risk Factors section should be a discussion of the most significant factors that make your offering speculative or risky. You should not present risks that are generic or contain boilerplate language that could apply to any issuer or any offering. A discussion of risk in generic terms does not tell your readers how the risk may affect their investment in you. Please revise your Risk Factors section generally to write each risk factor in plain English and avoid using boilerplate or generic risk factors. See Item 503(c) of Regulation S-K. As examples, please consider the following risk factors:

    *   "Out business may be adversely affected if we are unable to manage growth." Page 10.

    *   "Failure to properly manage inventories of equipment would have a significant adverse effect on our operations." Page 11.

    *   "Our potential inability to improve and expand our internet sales could harm our business." Page 12.

    *   "We face strong and growing competition that could adversely affect our results of operation and growth." Page 13.

    Also, some of your risk factor discussions do not clearly and concisely convey the actual risk, such as the second full risk factor on page 13 and the last risk factor on page 18. Some of your risk factors should be separated into multiple risk factors, such as the last risk factor on page 9, the first risk factor on page 10, the last risk factor on page 11, and the second full risk factor on page 12. Also, please consider whether other subsections or elements of a discussion within a subsection are necessary for this section, and whether certain risk factors can be revised or combined so they are not repetitive. Accordingly, please thoroughly revise this section to more precisely articulate the risks to your offering from each risk factor. We may have additional comments based upon your revisions.

Our business could be harmed by adverse changes in the agricultural…, page 11

9. In this risk factor, you state that there are "many factors" that could adversely affect agricultural industries and result in a decrease in the amount of agricultural equipment that your customers purchase. Please disclose which of the factors, if any, is a material risk to you currently and how that factor could affect your business operations negatively.

Our business could be harmed by adverse changes in the construction industry, page 12

> 10. Please revise this and the risk factor immediately following this risk factor to discuss the current state of the construction and housing industries in the specific markets you serve and how the situation affects you. Also, if you are going to discuss interest rate adjustments, please discuss the most recent interest rate adjustment and what, if anything, it could mean to you. Provide quantifiable information, if possible.

Disruptions in our information technology systems, including our customer…, page 13

> 11. Please disclose whether there is any material risk to you that your information and technology systems will be disrupted. If not, please tell us why you have included this risk factor.

Our success is substantially dependent on our ability to attract and retain…, page 14

> 12. You state that the loss of any of your skilled management, effective dealership managers, sales and marketing, and product services department personnel would be a material risk to you. Please disclose the names of the individuals to which you refer, their positions, and how the loss of that individual is material to your success. Otherwise, please tell us why this is a material risk that is particular to you.

We are subject to product liability risks…, page 14

> 13. We note your indication that you maintain product liability insurance. Mitigating language is generally not appropriate for risk factor discussion. Please delete this risk factor or alter it to describe that the real risk is the insufficiency of your coverage.

Because there has not been a public market for our common stock and our…, page 14

> 14. In this risk factor, you list three factors, "most of which are outside of [y]our control," that could cause the market price of your common stock to decrease significantly. Please consider making each factor you mention a separate risk factor if it is material and particular to you. Otherwise, please tell us how these factors, and this risk factor generally, is material to you.

If equity research analysts do not publish research or reports about our…, page 15

> 15. Please tell us why this risk factor is material to you, because your securities are not currently quoted on an exchange or listed on a market and there is no assurance at this time that they will be.

We will incur increased costs as a result of having publicly traded common stock...,page 17

16. Some of your risk factors appear to state facts about the company, as opposed to discuss a real risk of which investors should be aware. Please revise this risk factor to disclose a risk or remove it. See also, "We do not intend to declare dividends…"

Use of Proceeds, page 20

17. In this section, you list a series of uses for the proceeds of this offering. Additionally, please disclose the approximate amount you intend to use for each purpose.

18. Among the uses of your proceeds, you state that you intend to fund future acquisitions of dealerships. If the acquisitions of these dealerships constitute a material amount of the proceeds and are considered assets acquired other than in the ordinary course of business, please describe briefly and state the cost of the assets and, where the assets are to be acquired from your affiliates or their associates, give the names of the persons from whom they are to be acquired and set forth the principle followed in determining the cost to you. See Instruction 5 to Item 504 of Regulation S-K.

Alternatively, if the acquisitions of these dealerships are considered acquisitions of other businesses, please identify businesses, if known, or, if not known, identify the nature of the businesses to be sought, the status of any negotiations with respect to the acquisitions, and provide a brief description of businesses. See Instruction 6 to Item 504 of Regulation S-K.

19. We note your statement that you reserve the right to modify the use of proceeds for other purposes in the event of changes in your business plan. Please note that you may reserve the right to change the use of proceeds, but you must also include a discussion of the certain and specific contingencies that could occur to cause you to change the uses of the proceeds of the offering. Also, you must include a discussion of the alternatives to the uses of proceeds if the disclosed contingencies occur.

20. You state that pending the uses of the proceeds you describe, you intend to invest the net proceeds of offering in short- to medium-term, investment-grade, interest-bearing securities. Please disclose whether the interest you earn from these securities will be used in the same manner as the uses of the proceeds of the offering. If not, please disclose what you will do with the interest earned by these investments, if any.

Management's Discussion and Analysis of Financial Condition and Results of..., page 25

21. Please expand this section to discuss known material trends and uncertainties that will have, or are reasonably likely to have, a material impact on your revenues or income or result in your liquidity decreasing or increasing in any material way. Please provide additional information about the quality and variability of your earnings and cash flows so that investors can ascertain the likelihood of the extent past performance is indicative of future performance. Please discuss whether you expect levels to remain at this level or to increase or decrease. Also, you should consider discussing the impact of any changes on your earnings. Further, please discuss in reasonable detail:

- economic or industry-wide factors relevant to your company, and

- material opportunities, challenges, and risks in short and long term and the actions you are taking to address them.

See Item 303 of Regulation S-K and SEC Release No. 33-8350.

Overview, page 25

22. Please recharacterize your statement that you have a "well-established track record" of successfully integrating acquired stores, retaining acquired-store employees, and maintaining acquired-store customer relationships to characterize it as your belief. Please also provide support for this statement.

Certain External Factors Affecting our Business, page 25

23. In addition to disclosing the external factors affecting your business, please discuss how you believe these factors will affect you in the future and how these factors create material opportunities, challenges, and risks in the short and long terms and the actions you are taking to address them.

Acquisitions, page 26

24. In addition to disclosing the acquisitions you have made in the last few fiscal years, please discuss how these acquisitions have contributed to or detracted from your operations and how you believe they will affect your operations in the future.

Key Financial Metrics, page 28

25. To the extent applicable, please disclose how you treat relocated stores or
    expansions in the square footage of stores, as well as stores that were closed
    during the period, in your definition of same-store sales.

Key Financial Statement Components, page 28

26. Please tell us whether you incur freight-in charges on any of your inventoriable
    items. If so, please make it clear how such costs are accounted for in the
    financial statements. If not included as cost of inventory, please explain your
    basis in GAAP.

Results of Operations, page 29

27. In this section, you discuss the changes in operations in the three months ended
    April 30, 2007 compared to the three months ended April 30, 2006, the year
    ended January 31, 2007 compared to the year ended January 31, 2006, and the
    year ended January 31, 2006 compared to the year ended January 31, 2005.
    Please expand the information in this section to explain the reasons for period-to-
    period changes. In this regard, where you identify intermediate causes of
    changes in your operating results, please be sure to fully describe the reasons
    underlying these causes. Finally, where changes in items are caused by more
    than one factor, please quantify the effect of each factor on the change, if
    possible. See Item 303 of Regulation S-K and SEC Release No. 33-8350. As
    examples only, and not an exhaustive list, please address the following:

    - In your Three Months Ended April 30, 2007 Compared to Three Months
      Ended April 30, 2006 subsection, you state that the increase in revenue for
      this period is "primarily due" to the $12.6 million in total revenue from the
      two acquisitions completed during fiscal 2007 and the two acquisitions
      completed during the first quarter of fiscal 2008. Further, you state that the
      remaining revenue growth is "reflective of the strong market for [y]our
      products and [y]our growing market share," which is "attributable to same-
      store sales growth." Please discuss the underlying causes of the strong
      market for your products, your growing market share, and your same-store
      sales growth.

    - In Three Months Ended April 30, 2007 Compared to Three Months Ended
      April 30, 2006 subsection, you state that the cost of revenue was primarily
      due to the additional $10.4 million costs associated with the operation of
      your newly acquired stores. Also, you state that the remainder of the
      increase is reflective of the increase in "other general costs of generating

revenue." Please disclose the other costs to you of generating revenue and quantify the effect that each factor has on the change in cost of revenue during this period.

- In the Fiscal Year Ended January 31, 2007 Compared to the Fiscal Year Ended January 31, 2006 subsection, you state that operating expenses, as a percentage of total revenue, increased to 12.8% in fiscal 2007 from 11.8% in fiscal 2006 "primarily due to an increase in sales commission based upon increased equipment gross profits." Please disclose the other factors contributing to this increase, quantify the effect that each factor had on the change, and discuss the underlying causes for the change.

28. Please revise your discussion of the provision for income taxes for each period presented to describe the underlying reasons for significant changes in your effective income tax rates between periods.

Three Months Ended April 30, 2007 Compared to Three Months Ended…, page 30

29. Please tell us why you have left the line item for Total Revenue and Total Cost of Revenue in the tables you provide blank in your Revenue and Cost of Revenue subsections.

Fiscal Year Ended January 31, 2007 Compared to Fiscal Year Ended January…, page 32

Revenue, page 32

30. In this subsection, you state that same-store sales growth in fiscal 2007 was lower than in fiscal 2006 due to the "under-performance of one store, which [you] believe has been positively addressed." Please disclose the store to which you are referring, the problems causing the under-performance, and why you believe that the under-performance has been positively addressed.

Liquidity and Capital Resources, page 36

31. Please expand this disclosure to provide more information to better understand your ability to generate cash and to meet existing and known or reasonably likely future cash requirements. In this regard, please provide an analysis of any known trends and uncertainties that will result in, or that are reasonably likely to result in, a material increase or decrease in your liquidity. In addition, to the extent that you have material commitments for capital expenditures, please disclose the nature and amount of those commitments as well as the anticipated source of funds to fulfill the commitments. See FRC Section 501.13, Item 303(a) of Regulation S-K, and SEC Release No. 33-8350 for further clarification.

32. In this section, please expand your discussions regarding your cash flow from operating, investing, and financing activities to explain the reasons for period-to-period changes, the intermediate causes of these changes, and quantify the effect of each contributing factor on the change, if possible. See Item 303 of Regulation S-K and SEC Release No. 33-8350.

Contractual and Commercial Commitment Summary, page 40

33. Please revise the narrative accompanying your table of contractual obligations to clarify what is included in the line item for operating lease obligations. For example, please disclose that the obligations do not include insurance, taxes, maintenance, and other costs required by operating leases, to the extent applicable. Also, please provide a context for readers to understand the impact of these costs on your operating lease obligations. See Section IV.A and footnote 46 to the Commission's Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations.

New Accounting Pronouncements, page 40

34. Please revise to also discuss SFAS 155, 156, 157, 158 and 159 to the extent applicable. See SAB Topic 11:M.

Business, page 42

Our Company, page 42

35. Either here or in your Products and Services subsection on page 51, please disclose the amount and percent of business activities that your new and used equipment sales, parts sales, repair and maintenance services, and equipment rental and other activities contribute to your overall business activities.

Titan Operating Model, page 44

36. Please expand your discussions of the strong stores, shared resources, and management development and succession planning elements in your Titan Operation Model, considering the Model is, as you indicate, your primary business strength.

Business Strengths, page 45

37. Please explain how you stock and access inventory across your entire contiguous network of stores, describe your distribution network, and discuss the geographic areas in which you operate.

38. In the second paragraph on page 46, you state that you "spend significant time and resources training [y]our employees to effectively service [y]our customers in each of [y]our local markets." Please describe in greater detail your training programs.

39. In the third paragraph on page 46, you state that you have "developed an operating system and process that provides [y]our employees with defined objectives and frequent feedback of results within an entrepreneurial environment that allows them to work independently yet consistently throughout [y]our company." Please describe this operating system and process, including the defined objectives and types of frequent feedback you provide your employees.

40. You state that you have low turnover among your best performing employees. Please disclose your turnover rate generally and the turnover rate of your best performing employees specifically. Also, please disclose how you identify you best performing employees.

Growth Strategy, page 47

41. Please briefly discuss the acquisitions you identify on page 49, including why you chose to purchase these dealers, the cost of their purchase, how they performed after the purchase, and the time it took to integrate these stores into your operations through implementing your Titan Operating Model, with a view to supporting your indication that your acquisition track record historically has been, and in the future will be, accretive to earnings.

Suppliers, page 50

42. Please disclose the options and alternatives available to you if you are no longer able to receive supplies from CNH.

43. Please disclose your practices and your industry's practices relating to working capital items. See Item 101(c)(1)(vi) of Regulation S-K.

Floorplan Financing, page 52

44. In the third paragraph of this subsection, you state that you have floorplan lines of credit from GE Capital and Bremer Bank. Please disclose the details of these floorplan lines of credit.

Competition, page 53

45. In the first paragraph on page 54, you state that your competitors may seek to
compete aggressively on the basis of pricing or inventory availability.
Additionally, please disclose in greater detail your principal methods of
competition and the positive and negative factors pertaining to your competitive
methods and position in your industry. See Item 101(c)(1)(x) of Regulation S-K.

Information Technology Systems, page 54

46. Please disclose the options and alternatives available to you if your integrated
information system developed and supported by Dealer Information Systems
Corporation became inoperable.

Properties, page 56

47. Please disclose the general character of your properties in a manner to reasonably
inform investors as to the suitability, adequacy, and extent of utilization of your
properties. See Item 102 of Regulation S-K.

48. Please disclose the general terms of your 24 store leases with entities affiliated
with David Meyer and Tony Christianson and the 11 additional store leases with
unrelated third parties. Also, please disclose whether the terms of the leases you
have with entities affiliated with related parties were similar to terms you would
have received from unaffiliated third parties. If not, please discuss any discounts
or extra costs to you.

Government Regulation, page 57

49. Please discuss the material effects that compliance with the numerous federal,
state, and local environmental rules and regulations may have upon your capital
expenditures, earnings, and competitive position. Also, please disclose any
material estimated capital expenditures for environmental control facilities for
the remainder of your current fiscal year, your succeeding fiscal year, and any
other material periods. See Item 101(c)(1)(xii) of Regulation S-K.

Management, page 58

Gordon Paul Anderson, page 58

50. You state that Gordon Paul Anderson has been an active board member of
several businesses and technology ventures. Please disclose whether Dr.
Anderson is a member of any registered company's board of directors. See Item

401(e)(2) of Regulation S-K.

Executive Compensation, page 62

Compensation Discussion and Analysis, page 62

51. You mention each element of compensation paid to named executive officers, but it does not appear that you explain how you determine the amount you pay under each element and your policies for allocating between long-term and currently paid out compensation. See Item 402(b)(1)(v) and 402(b)(2)(i) of Regulation S-K. Please revise to provide more detail regarding how you arrive at the amount paid with respect to each element of compensation. For example, please explain how you determine the amount you pay in the form of discretionary bonuses. Also, please consider including a discussion of any of the remaining factors in Item 402(b)(2) of Regulation S-K that are necessary to provide investors material information to understand your compensation policies and decisions regarding the named executive officers.

52. In the discussion of incentive cash bonuses, you indicate that they are awarded based on an executive's contribution to achieving business objectives. You state that the awards are based on a subjective evaluation of each executive's contribution towards achieving the business objectives, but it is unclear whether the business objectives are based on obtaining certain objective financial results or whether that is a subjective determination, as you make several references to "performance of [your] company." Please quantify these references. See Item 402 (b)(2)(v) of Regulation S-K. Otherwise, please tell us if you believe that disclosure of that information would result in competitive harm such that the information could be excluded under Instruction 4 to Item 402(b). If disclosure of the performance-related factors would cause competitive harm, please discuss how difficult it will be for the executive or how likely it will be for the registrant to achieve the target levels or other factors. Also, please discuss any discretion that may be exercised in granting these awards absent attainment of the stated performance goal. See Instruction 4 to Item 402(b) of Regulation S-K.

Compensation Committee, page 63

53. We note your disclosure that the compensation committee of the board directors administers the compensation of your executive officers. Please consider, to the extent material, revising your disclosure to discuss the role of your executive officers in determining executive compensation. See Item 402(b)(2)(xv) of Regulation S-K.

54. If true, please clarify that the compensation committee has not formalized any procedures regarding grants of stock options. Otherwise, please specify the

factors that will be considered in making stock option grants.

Material Changes to Compensation Program, page 66

55. Please revise this discussion as it relates to potential payments upon termination to quantify the estimated payments and benefits that would be provided upon termination, rather than stating "an amount equal to two times the sum of the annual base salary then in effect, plus the annual incentive bonus last paid prior to the termination." Please also disclose how you arrived at these terms. See Item 402(j)(2) Regulation S-K and Instruction 1 to Item 402(j).

Certain Relationships and Related Transactions, page 69

56. Please disclose whether the terms of the transactions and agreements with related parties were comparable to terms you could have obtained from unaffiliated third parties. Also, if written, please file all related party contracts as exhibits.

Principal and Selling Stockholders, page 74

57. Please describe or reference the transactions by which the selling stockholders in the table acquired their shares.

Description of Capital Stock, page 76

58. We note your disclosure that you intend to reincorporate in Delaware prior to the completion of this offering. Please disclose and discuss this fact in your Management's Discussion and Analysis of Financial Condition and Results of Operations section, Business section, and all other appropriate sections throughout your document. Also, in these sections, please discuss the process and likelihood of being reincorporated in Delaware and disclose all the ramifications and consequences of such a reincorporation to you.

Registration Rights, page 77

59. Please file the registration rights agreements you have with David J. Meyer, Adam Smith Companies, C.I. Farm Power, CNH, and any other stockholder as exhibits to your document.

Financial Statements, page F-1

60. Please update your financial statements in your next amendment to include unaudited financial statements meeting the requirements of Rule 3-12(a) of Regulation S-X. The financial information presented throughout the filing should also be updated when you update your financial statements in accordance

with Rule 3-12(a) of Regulation S-X.

Independent Auditors' Report, page F-2

61. Please have your independent auditors revise their scope paragraph to refer to the Public Company Accounting Oversight Board in the first sentence. See PCAOB Auditing Standard No. 1.

Consolidated Balance Sheets, page F-3

62. Please explain to us how your classification of the Series A and B convertible preferred stock within permanent equity complies with Rule 5-02.29 of Regulation S-X. In this regard, we note that the redemption features are not solely within your control, which would require classification outside of permanent equity. Also, please explain to us how your accounting for the convertible preferred stock subject to future redemption complies with the measurement principles of EITF Topic D98. In doing so, please tell us:

- how you determined the fair value and initial carrying amount of convertible preferred stock at the date of issuance;

- whether it is probable that the convertible preferred stock will become redeemable and, if not, why; and

- whether you have recognized any increases or decreases in the carrying amount of redeemable convertible preferred stock and, if so, how you accounted for the changes.

63. Please revise to state the number of shares authorized, issued, and outstanding for your common stock for the years presented. Refer to Rule 5-02(30) of Regulation S-X.

64. Please tell us your basis in GAAP for classifying syndication fees as a deduction from stockholders' equity.

Consolidated Statements of Operations, page F-4

65. Please present income applicable to common stock pursuant to SAB Topic 6:B.

66. It appears that paragraph 6 of SFAS no. 128 would require you to present EPS in accordance with paragraphs 36-39 of SFAS no. 128. If otherwise, please explain in detail.

67. Please revise to include earnings per share data, including basic and diluted per-share amounts related to discontinued operations. See Rule 5-03(b)(20) of Regulation S-X and paragraphs 36-38 of SFAS 128.

Consolidated Statement of Cash Flows, page F-6

68. While we believe it is preferable to present cash flows from continuing versus discontinued operations separately, technically you should begin the statement of cash flows with net income pursuant to paragraph 38 of SFAS no. 95. Please revise the year ended January 31, 2005.

69. Please tell us your basis in GAAP for classifying as operating cash flows floor plan financing arrangements through a lender that is not related to the supplier. See the remarks made by Joel Levine at the 2005 Thirty-Third AICPA National Conference on Current SEC Developments regarding cash flows presentation of floor plan financing arrangements available on our website at www.sec.gov/news/speech/spch120605jl.htm.

Note 1. Business Activity and Significant Accounting Policies, page F-8

70. Please revise to include the following related to your EPS calculation:

- A reconciliation of the numerators and the denominators of the basic and diluted per-share computations for income from continuing operations;

- The effect that has been given to preferred dividends in arriving at income available to common stockholders in computing basic EPS; and

- Any securities that could potentially dilute basic EPS in the future that were not included in the computation of diluted EPS, because to do so would have been antidilutive for the periods presented.

See paragraphs 40(a)-(c) of SFAS 128.

71. Please disclose how you classify shipping and handling costs and amounts billed to customers for shipping and handling. See paragraph 5 and 6 of EITF 00-10. If you do not incur shipping and handling, please advise.

Inventories, page F-9

72. Please tell us your basis in GAAP for recording market value adjustments on equipment leased determined by a percentage of rental income received on individual units. Please explain to us how 80% of rental income received

translates into a market based measurement. We assume you are classifying these leases as operating leases. If otherwise, please explain the nature of the leases in detail. Finally, please consider disclosing, as applicable, the information required by paragraphs 23(a)-(c) of SFAS no. 13 related to your leasing transactions.

Note 7. Long-Term Debt, page F-13

73. Please tell us if you have imputed interest in accordance with APB 21 on any non-interest bearing notes that were given in exchange for property, goods, or services. Additionally, please disclose the following related to these notes:

- The unamortized discount or premium that is reported in the balance sheet as a direct deduction from or as an addition to the face amount of the note;

- The face amount of the note;

- The effective interest rate;

- Amortization of discount or premium reported as interest in the income statement; and

- Related debt issue costs that are reported as deferred charges in the balance sheet.

See paragraph 16 of APB 21.

74. Please disclose the nature and/or the significant terms related to your $825,000 note disclosed in the 2006 column. It is not clear from the current disclosure what it represents.

Note 10. Subordinated Debentures, page F-15

75. We note debentures issued on behalf of Titan Income Holdings and Bernard Smith on page F-15. Please revise to state separately related party amounts included in long-term debt and subordinate debentures. Additionally, please consider disclosing the nature of the relationship of your related party transactions. See Rule 4-08(k) of Regulation S-X and paragraph 2 of SFAS 57.

76. Please tell us how you view the provisions surrounding issuance of warrants in the event of early paydown/off of the debentures to stockholders from an income statement and EPS perspective. In addition, please show us whether and how you are including the dilutive effect of convertible debt in your computation of

EPS. We may have further comment.

Note 11. Operating Leases and Related Party Transactions, page F-16

77. If applicable, please disclose how your leases with step rent provisions or other lease concessions are accounted for. If, as we assume, they are recognized on a straight-line basis over the minimum lease term, the note should so state. If our assumption is incorrect, the financial statements should be revised to account for them in that manner. See SFAS 13 and FTB 88-1.

Note 12. Income Taxes, page F-17

78. Please disclose your reconciliation of income tax expense attributable to continuing operations for the fiscal years presented to the amount of income tax expense that would be applied using domestic federal statutory rates to pretax income from continuing operations. See paragraph 47 of SFAS 109.

Note 13. Capital Structure, page F-18

79. Please disclose the amount of the liquidation preferences and the specific voting privileges related to your preferred stock. See paragraphs 4 and 6 of SFAS 129.

Note 14. Common Stock Options and Warrants, page F-19

80. Please reconcile for us the disclosures in Note 14 related to your warrants to the amounts reflected in the consolidated statements of stockholders' equity and disclosures in Item 15 on page II-3. Please disclose for each issuance of warrants the date and purpose for issuing the warrants, the fair values assigned to each issuance, and the significant assumptions used to determine the fair value of the warrants. Further, please tell us why the warrants meet each of the criteria in paragraphs 12 to 32 of EITF 00-19 and qualify for the scope exception in paragraph 11(a) of SFAS 133 that supports your equity classification.

81. To the extent you issued <u>convertible</u> debt with detachable warrants, please tell us whether the instruments included a beneficial conversion option. In doing so, please tell us the market price of your common stock on the issuance dates of the instruments, the fair value assigned to the warrants, how you determined market price of your common stock, and the effective conversion price of the instruments based on the proceeds allocated to the convertible debt instruments and warrants. Please also tell us how you allocated the proceeds to the convertible debt instruments and warrants. See paragraph 16 of APB 14 and EITF 98-5 and 00-27.

Stock Options, page F-19

82. Please tell us how your calculation of expected volatility complies with paragraphs A22 and A43 of SFAS 123(R) and Question 6 of SAB Topic 14:D1. Specifically, please tell us whether your stock has traded on an exchange or over the counter and relative volume. We may have further significant comments.

83. Please tell us how you reflect the stock compensation expense and related income tax benefit in your statement of cash flows for the year ended January 31, 2007. Also, please tell us why proceeds from the issuance of preferred stock, stock options, and warrants on page F-7 approximately equal the amount of stock compensation for the year ended January 31, 2007. If there is any relationship between the two items, please explain the nature to us.

Note 16. Contingencies page F-21

84. Please tell us whether you are accounting for the sales contracts sold as sales or financings. If sales, please show us how they meet the requirements for sale accounting under GAAP. We assume sales contracts are receivables you are entitled to as a result of sale of your merchandise. If otherwise, please clarify our understanding.

Note 18. Business Combinations, page F-22

85. You disclose that you borrowed approximately $1.6 million in floorplan notes payable and $1.3 million in long-term debt to finance your acquisitions for the year ended January 31, 2006. Please provide us a reconciliation of theses amounts to the total cash paid for these acquisitions disclosed in your statement of cash flows for the year ended January 31, 2006. See paragraph 20 of SFAS 141.

Unaudited Interim Financial Statements for the Period Ended April 30, 2007, page F-26

86. Please address the comments above as applicable.

Note 1. Business Activity and Significant Accounting Policies, page F-29

Recently Issued Accounting Pronouncements, page F-29

87. You disclose that FIN 48 was effective for fiscal years beginning after December 15, 2006; however, it does not appear that you adopted this guidance. Please explain why you are still assessing the effects of FIN 48 as of your first fiscal quarter for the 2008 fiscal year.

Part II – Information Not Required in Prospectus, page II-1

Item 15. Recent Sales of Unregistered Securities, page II-2

> 88. For the private placements you described in this section, please state briefly the facts that you relied upon for the exemptions.

Item 16. Exhibits and Financial Statement Schedules, page II-3

> 89. Please file all required exhibits in a timely manner so that we may have sufficient time to review them before you request effectiveness of your registration statement. See Item 601 of Regulation S-K.


*   *   *   *   *   *


As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Anthony Watson, Staff Accountant, at (202) 551-3318 or James Allegretto, Senior Assistant Chief Accountant, at (202) 551-3849 if you have questions regarding comments on the financial statements and related matters. Please contact John Fieldsend, Staff Attorney, at (202) 551-3343, Mara Ransom, Legal Branch Chief, at (202) 551-3264, or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Robert K. Ranum, Esq.
        Fredrikson & Byron, P.A.
        Via Facsimile